September 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attn: Margaret Schwartz

Re:	ReShape Lifesciences Inc.
Registration Statement on Form S-1
Filed August 25, 2023
File No. 333-274227
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ReShape Lifesciences Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced registration statement, as amended, be accelerated so that it will be declared effective at 5:30 p.m., Eastern Time, on September 28, 2023, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Fox Rothschild LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Brett Hanson of Fox Rothschild LLP at (612) 607-7330.

Thank you for your assistance in this matter. Should you have any questions, please call Mr. Hanson.

Very truly yours,

/s/ Paul F. Hickey
Paul F. Hickey
President and Chief Executive Officer